FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 10, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces network and site sharing
agreements

Netanya, Israel – December 10, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today it has entered an agreement with Pelephone Communications Ltd. ("Pelephone"), and Golan Telecom Ltd. ("Golan") (both Israeli cellular operators), for the construction and operation of a shared 4G radio network, an agreement with Pelephone for the sharing of passive elements of cell sites for existing networks and an Indefeasible Right of Use ("IRU") agreement with Golan, regarding the Company's 2G and 3G radio networks.

Nir Sztern, the company's CEO said "The Israeli cellular market will face continued challenges in the coming years to deliver the demand growth for cellular data. The agreements will enable multiple players the ability to compete and offer cutting edge services while investing in infrastructure. The network sharing agreements will help reduce the number of cell sites and the reduced cost will help maintain competition to the benefit of the Israeli consumer."

As for the 2G and 3G IRU agreement with Golan, Nir Sztern said: "We are very pleased that Golan has elected to continue its cooperation with Cellcom. It is a vote of confidence in the Company's quality service, of which Golan has benefited, from the date it has commenced its operations."

4G radio network
The three operators will cooperate in obtaining frequencies for the 4G network. The 4G radio network is to be constructed and operated by a separate, newly created entity that will be equally owned by the Company and Pelephone and overseen by a steering committee comprised of representatives of all three operators and which shall make the strategic decisions regarding the 4G network by majority vote. Each operator will be required to purchase and operate its own core network. Costs shall generally be divided equally among the three operators, subject to certain conditions and limitations set in the agreement. The Agreement is generally for a period of at least fifteen (15) years.

Passive cell site sharing
The newly created entity, equally owned by the Company and Pelephone, will manage and maintain all of the passive elements of cell sites and unify passive elements of cell sites of the Company and Pelephone, currently used for the 2G and 3G networks and will also manage and maintain the radio networks for the Company and Pelephone, generally for a period of at least fifteen (15) years. Costs shall be divided generally between the Company and Pelephone, subject to certain adjustments. Each operator shall bear its own costs for such services and will continue to operate its own core network.

2G and 3G IRU
Golan will be granted aright of use to the Company's 2G and 3G radio network (generally for at least five (5) years and for as long as they are operational), which will be replacing Golan's current national roaming agreement with the Company. Golan shall continue to operate its own core network.

Effectiveness of the Agreements are all subject to the approval of the Ministry of Communications ("MOC") and the Israeli Antitrust Commissioner to all the agreements. We can provide no assurance that such approvals will be granted.

The Company expects the sharing agreements, if will be executed, to result in substantial operating expenses and CAPEX savings to the Company, dependent on the amount and terms of passive cell site sharing that the newly created entity succeeds in accomplishing and the 4G radio network roll out.

Forward looking statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of such agreements and the benefits therefrom, are subject to uncertainties and assumptions about the receipt of the necessary approvals, the parties ability to receive the required frequencies to operate a 4G network, the costs thereof, the required permits and authorizations to make the necessary changes to the exiting cell sites and the terms under which such changes would be accomplished, the 4G radio network roll out and generally the parties' ability to execute the contemplated changes to the Company's operations. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.156 million subscribers (as at September 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	December 10, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel